EXHIBIT 11.

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

Basic and Diluted (loss) & Diluted per share		Shares
For the three months ended
Basic shares outstanding at December 31, 2002		1,835,571
Net (loss)	$(162,328)	$(.09) per share

Weighted average basic shares outstanding	1,835,571

Basic earnings per share		Shares
For the six months Ended
Basic shares outstanding at December 31, 2002		1,914,488
Net earnings	$84,872	$.04 per share

Weighted average basic shares outstanding	1,914,488

Diluted earnings per share		Shares
For the six months ended
Basic shares outstanding at December 31, 2002		1,914,488
Stock Options-common stock equivalents		71,815

Diluted shares outstanding at December 31, 2002		1,986,303
Net earnings	$84,872	$.04 per share

Weighted average diluted shares outstanding	1,986,303

Note: Basic earnings per share is computed as earnings divided by weighted average shares outstanding.